Mail Stop 4561

July 11, 2006

Mark S. Elliot, President
Premier Alliance Group, Inc.
4521 Sharon Road
Charlotte, NC 28211

                RE: **Premier Alliance Group, Inc.**
                          Registration Statement on Form SB-2/A
                          Amendment Filed on June 15, 2006
                          Commission File No. 333-132282

Dear Mr. Elliot:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.

General

1. Given that there is currently no market for your common shares, please revise your prospectus cover page, the risk factors section, and the plan of distribution section to provide that selling security holders will sell at a stated, fixed price until the securities are quoted on the OTC Bulletin Board and thereafter at prevailing market prices or privately negotiated prices. This includes the shares registered for resale in connection with the issuance of common shares upon the exercise of Class A preferred stock, outstanding common stock purchase warrants, and outstanding common stock purchase options. See Item 16 of Schedule A to the Securities Act of 1933. Recalculate your registration fee, if necessary, based upon this offering price.

<u>Selling Securityholders, page 9</u>

2. Consistent with your response to prior comment 9 of our letter dated June 1, 2006 that none of the selling security holders are broker-dealers or affiliates of broker-dealers. Please ensure that the company has taken all reasonable steps to ensure that this information accurate. In this regard, you merely tell us that the information is supplied to "the best of the company's knowledge."

<u>Business, page 22</u>

3. We note your revisions in response to our prior comment 11 of our letter dated June 1, 2005. Please provide a more detailed description of the nature of your business relationship with Wachovia. Explain your reference to each "contract resource" and describe with more specificity the nature of the services you provide to Wachovia. Also, what is the basis for your assertion that you have "consistently been ranked as one of the top providers of IT services" to Wachovia.

<u>Summary Compensation Table, page 30</u>

4. With respect to comment 14 of our letter dated June 1, 2006, it appears that the premiums paid for the insurance policies concerning Messrs. Elliott, Husenfus, and Yearwood are "for the benefit" of those executives within the meaning of paragraph (b)(2)(v)(E) of Regulation S-B, as the proceeds of the policies will be used to fund payments by the company to their survivors. As previously requested, please disclose the amount of the annual premium in the "all other compensation" column of the summary compensation table for each of the past three years for each of these executives. Alternatively, we will not object, if you present this information in the corresponding text under the heading "Certain Relationships and Related Transactions.

<u>Closing Comments</u>

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rule 460 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Jason Niethamer at (202) 551-3855 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Jay Ingram at (202) 551-3397. If you require further assistance, please contact me at (202) 551-3462, or the Assistant Director, Barbara C. Jacobs at (202) 551-3735.

Sincerely,

Mark P. Shuman
Branch Chief

cc.   Michael Freedman, Esq.
        by facsimile: 212-767-1631